UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. **)*
ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792-10-7
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
April 27, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     **This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		195,882,296 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

195,882,296 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,882,296 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,663,177

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,663,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,663,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		166,153,111 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

166,153,111 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,153,111 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,923,322

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,269,598

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,923,322

WITH	10	SHARED DISPOSITIVE POWER

		16,269,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,192,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON

	OO - estate
1   Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Delaware General, LLC 54-2093698

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		132,173,921

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		132,173,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	132,173,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.) 54-2093702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		132,173,921

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		132,173,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	132,173,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		143,470,191 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

143,470,191 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,470,191 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,652,545 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

149,652,545 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,652,545 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,652,545 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

149,652,545 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,652,545 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		151,276,199 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

151,276,199 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,276,199 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,663,177

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,663,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,663,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPE Holdings, LLC 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,563,177

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,563,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,563,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,563,177

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,563,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,563,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,392,686

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,392,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,392,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units (the “Common Units”) and Class B units (the “Class B Units,” and together with the Common Units, the “Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 12 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009 and Amendment No. 11 thereto, filed on November 5, 2009 (the “Original Schedule 13D”), and (ii) Amendment No. 1 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010 (the “Duncan Trustee 13D”). This Schedule 13D is also being filed initially by the Estate of Dan L. Duncan, the independent co-executors of which were appointed on April 27, 2010, as successor of Dan L. Duncan and as a group member (no longer a 5% beneficial owner separately).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by: (i) Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”); (vi) DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.), a Delaware limited partnership (“DFIDH”); (vii) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”); (viii) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”); (ix) EPCO/Fantome, LLC, a Delaware limited liability company (“EPCO/Fantome”); (x) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); (xi) Dan Duncan LLC, a Texas limited liability company (“DD LLC”); (xii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”); (xiii) DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”); (xiv) EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”); (xv) Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”); and (xvi) DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DFIDG, DFIDH, DFI, EPCO Holdings, EPCO/Fantome, EPCO, DD LLC, DFI Holdings, DFI GP Holdings, EPE GP and GP Holdings, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO. The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. Mr. Bachmann and Dr. Cunningham are also currently directors of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the President and Chief Executive Officer of EPE Holdings. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of the General Partner. Mr. Bachmann is also currently Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including GP Holdings and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO/Fantome is a wholly owned subsidiary of EPCO. EPCO/Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. EPCO/Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in (i) the Issuer, (ii) GP Holdings and (iii) DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

     DFIDG owns a 0.1% general partner interest in DFIDH. DFIDG has no independent operations, and its principal function is to hold general partner interests in DFIDH. DFIDG’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFIDH is an indirect, wholly owned subsidiary of DFI. DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. The general partner of DFIDH is DFIDG, and the sole limited partner of DFIDH is DFI Delaware Limited, LLC, which are both wholly owned subsidiaries of DFI. DFIDH’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPE GP, the sole general partner of GP Holdings. DD LLC also owns 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPE GP, (ii) GP Holdings, (iii) DFI Holdings, and (iv) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI Holdings owns a 1.0% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in GP Holdings. EPE GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in GP Holdings. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     As of April 27, 2010, GP Holdings is owned by its public unitholders (with a 21.8% limited partnership interest), DFI (with an 51.6% limited partner interest), DFI GP Holdings (with an 18.1% limited partner interest), DD Securities (with a 2.7% limited partner interest) and DD LLC with an indirect 0.01% general partner interest and the remainder by various affiliates of EPCO. The assets of GP Holdings include a 100% membership interest in the Issuer’s General Partner and 21,563,177 Common Units of the Issuer, and membership interests in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE common units. GP Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO/Fantome, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DD LLC and DD Securities and the managers of DFIDG and the general partner of DFIDH (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs and Item 3 of the Duncan Trustee 13D is hereby amended to add the final paragraph below:
     On February 4, 2010, the Reporting Persons listed below acquired the following Common Units of the Issuer at a price of $29.9801000 per Common Unit through their participation in the Enterprise Products Partners L.P. distribution reinvestment plan. DFI acquired 1,667,778 Common Units; GP Holdings acquired 395,394 Common Units, the Duncan Family 2000 Trust acquired 157,003 Common Units, the Duncan Family 1998 Trust acquired 95,192 Common Units and Dan Duncan personally acquired 4,317 Common Units.
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the sole membership interest in DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of a majority of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.
     The Estate acquired beneficial ownership of certain Units without consideration in connection with the death of Mr. Duncan. The Executors were appointed on April 27, 2010.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 4 of the Duncan Trustee 13D is hereby amended to add the penultimate paragraph below:
     Since the Original Schedule 13D, Dan L. Duncan acquired certain Common Units in the following transactions: (i) on March 2, 2010, Dan L. Duncan acquired 374,100 Common Units with a weighted average purchase price of $33.39 and (ii) on March 3, 2010, Mr. Duncan acquired 74,900 Common Units with a weighted average purchase price of $33.72. These two acquisitions increased the aggregate total Common Units held personally by Mr. Duncan to 1,923,332 Common Units.
     As disclosed in Item 3, the DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.
     The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.
     The Executors were appointed on April 27, 2010, and collectively on behalf of the Estate obtained beneficial ownership of the Units held by DD Securities and other Units that passed directly to the Estate as a result of the death of Mr. Duncan. In connection with the passing of Mr. Duncan, shared power to direct the voting and disposition of the Common Units held by (i) the Duncan Family 1998 Trust (the “1998 Trust”), which owns 6,314,632 Common Units, and (ii) the Duncan Family 2000 Trust (the “2000 Trust”), which owns 8,562,280 Common Units, also passed to the Shareholder(s) of EPCO owning more than 50% of the Class A Common Stock, by virtue of such Shareholder(s)’ powers under these trust agreements to remove the current trustees of these trusts. For purposes of this report, both the Estate and the EPCO Trustees are deemed to have shared power to direct the voting and disposition of the Common Units held by each of these trusts.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.
     Item 5 of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 195,882,296 Units (including 4,520,431 Class B Units), representing approximately 30.6% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over 195,882,296 Units (including 4,520,431 Class B Units) consisting of (i) the 24,663,177 Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees (ii) the 151,276,199 Units beneficially owned by EPCO (including 4,520,431 Class B Units), by virtue of her status as one of the EPCO Trustees, (iii) 437,500 Common Units owned directly by a family trust for which Ms. Williams serves as a trustee, (iv) 1,312,500 Common Units owned directly by three family trusts for which Ms. Williams serves as a trustee but in which she has no pecuniary interest, (v) the 18,192,920 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate and, with respect to the 6,314,632 Common Units owned directly by the 1998 Trust and the 8,562,280 Common Units owned directly by the 2000 Trust, also by virtue of her status as one of the EPCO Trustees. Ms. Williams disclaims beneficial ownership of the Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 24,663,177 Units beneficially owned by DD LLC, representing approximately 3.9% of the outstanding Units. DD LLC is the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 3,100,000 Common Units. DD LLC also owns the general partner of GP Holdings, which owns directly 21,563,177 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over (i) the 151,276,199 Units beneficially owned by EPCO (including 4,520,431 Class B Units), (ii) the 6,314,632 Common Units owned directly by the 1998 Trust and (iii) the 8,562,280 Common Units owned directly by the 2000 Trust, representing approximately 26.0% of the outstanding Units. The Units beneficially owned by EPCO include: (i) 132,173,921 Common Units owned directly by DFIDH; (ii) 11,296,270 Units (including 4,520,431 Class B Units) owned directly by DFI; (iii) 6,182,354 Common Units owned directly by EPCO Holdings; (iv) 844,552 Common Units owned directly by Enterprise Unit L.P. (“Enterprise Unit”); and (v) 779,102 Common Units owned directly by EPCO Unit L.P. (“EPCO Unit”). EPCO Holdings is a wholly owned subsidiary of EPCO. DFI is a wholly owned subsidiary of EPCO Holdings. EPCO is the general partner of each of Enterprise Unit and EPCO Unit. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Estate and the Executors collectively have beneficial ownership over 18,192,920 Common Units beneficially owned by the Estate, representing approximately 2.8% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 1,923,322 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the (A) 1,392,686 Common Units owned directly by DD Securities, (B) the 6,314,632 Common Units owned directly by the 1998 Trust, and (C) the 8,562,280 Common Units owned directly by the 2000 Trust.
     DD LLC owns 100% of the membership interests in, and is the sole member of EPE GP, the sole general partner of EPE. DD LLC also owns 100% of the membership interests in, and a 4% limited partner interest in DFI GP Holdings.
     DFIDH holds directly 132,173,921 Common Units. DFIDG controls DFIDH with its 0.1% general partner interest in DFIDH. Therefore, DFIDG is the beneficial owner of the 132,173,921 Common Units held by DFIDH.

DFIDH is an indirect wholly owned subsidiary of DFI. As set forth herein, DFIDG and DFIDH have shared voting and dispositive power over the 132,173,921 Common Units held directly by DFIDH.
     DFI holds directly 6,775,839 Common Units and 4,520,431 Class B Units, and thus beneficial ownership of an aggregate 11,296,270 Units. DFI also has an indirect beneficial ownership interest in the 132,173,921 Common Units owned by DFIDH. DFI is a wholly-owned subsidiary of EPCO Holdings. As set forth herein, DFI (a wholly owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 6,775,839 Common Units and 4,520,431 Class B Units held directly by DFI, and the 132,173,921 Common Units owned directly by DFIDH, its indirect, wholly owned subsidiary.
     EPCO Holdings holds directly 6,182,354 Common Units. EPCO Holdings also has an indirect beneficial ownership interest in the 143,470,191 Units (including 4,520,431 Class B Units) beneficially owned by DFI. EPCO Holdings is a wholly owned subsidiary of EPCO/Fantome. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 6,182,354 Common Units owned directly by it and the 143,470,191 Common Units beneficially owned by DFI (a wholly owned subsidiary of EPCO Holdings).
     EPCO/Fantome holds no Units directly, but EPCO/Fantome has an indirect beneficial ownership interest in the 149,652,545 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings. EPCO/Fantome is a wholly owned subsidiary of EPCO. As set forth herein, EPCO/Fantome has shared voting and dispositive power over the 149,652,545 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings (a wholly owned subsidiary of EPCO/Fantome).
     As set forth herein, EPCO has shared voting and dispositive power over the 149,652,545 Units (including 4,520,431 Class B Units) beneficially owned by EPCO/Fantome (a wholly owned subsidiary of EPCO), as well as the 779,102 Common Units owned by EPCO Unit L.P. and the 844,552 Common Units owned by Enterprise Unit L.P., partnerships of which EPCO is the general partner.
     DFI GP Holdings holds directly 3,100,000 Common Units. DD LLC controls DFI GP Holdings with its indirect 1.0% general partner interest owned by DFI Holdings. DFI and DD LLC hold 95.0% and 4.0% limited partner interests, respectively, in DFI GP Holdings. As set forth herein, the DD LLC Trustees, DD LLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 3,100,000 Common Units held by DFI GP Holdings.
     GP Holdings holds directly 21,563,177 Common Units. DD LLC controls GP Holdings with its indirect 0.01% general partner interest owned by EPE GP. DFI and DD LLC hold 51.6% and 2.7% limited partner interests, respectively, in GP Holdings. Although the Estate beneficially owns a 100% membership interest in DD LLC, it does not control either voting or dispositive power of the membership interests in DD LLC. Accordingly, each of the DD LLC Trustees, DD LLC, EPE GP and GP Holdings have shared voting and dispositive power over and are the beneficial owners of the 21,563,177 Common Units held by GP Holdings.
     EPCO is the general partner of Enterprise Unit L.P. and EPCO Unit L.P. and therefore has voting and dispositive power over the 844,552 Common Units owned directly by Enterprise Unit L.P. and the 779,102 Common Units owned directly by EPCO Unit L.P. Therefore, EPCO and the EPCO Trustees have an indirect beneficial ownership interest in the 844,552 Common Units owned by Enterprise Unit L.P. and the 779,102 Common Units owned by EPCO Unit L.P. EPCO and the EPCO Trustees also have an indirect beneficial ownership interest in the 149,652,545 Units (including 4,520,431 Class B Units) beneficially owned by its direct and indirect wholly owned subsidiaries EPCO/Fantome and EPCO Holdings.
     DD Securities holds directly 1,392,686 Common Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 1,392,686 Common Units held by DD Securities.
     The aforementioned ownership amounts of Common Units (including Class B Units) by the Reporting Persons are as of April 27, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 634,754,083 Common Units and 4,520,431 Class B units outstanding as of

April 30, 2010 based on information provided by the Issuer, including after giving effect to the public offering and issuance of 13,800,000 Common Units on April 16, 2010.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6: Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     EPCO Holdings entered into a Second Amended and Restated Credit Agreement, dated as of August 24, 2007 (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.10 hereto. In connection with the Issuer’s acquisition of TEPPCO Partners L.P. by merger on October 26, 2009, the common units representing limited partner interests of TEPPCO that were beneficially owned by EPCO and pledged pursuant to the EPCO Holdings Facility were exchanged for 11,143,521 Units (including 4,520,431 Class B Units) owned directly by DFI. All of the Units so issued in connection with the merger that are beneficially owned by EPCO, together with 115,000,000 Common Units owned directly by DFIDH and 3,100,000 Common Units owned directly by DFI GP Holdings, are pledged to the lenders under the EPCO Holdings Facility as security. The EPCO Holdings Facility contains customary and other events of default.
     Enterprise GP entered into a Third Amended and Restated Credit Agreement, dated as of August 24, 2007 and entered into a first amendment to that facility on November 8, 2007 (as amended, the “EPE Facility”). Copies of the EPE Facility are incorporated by reference herein as Exhibits 99.11 and 99.12. In connection with the Issuer’s acquisition of TEPPCO Partners L.P. by merger on October 26, 2009, the membership interests in TEPPCO’s general partner beneficially owned by Enterprise GP were exchanged for 1,331,681 Common Units and the 4,400,000 common units representing limited partner interests of TEPPCO that were beneficially owned by Enterprise GP were exchanged for 5,456,000 Common Units. All of the Common Units so issued in connection with the merger that are beneficially owned by Enterprise GP, together with an additional 14,786,179 Common Units, are pledged to the lenders under the EPE Facility as security. The EPE Facility contains customary and other events of default.
     The information set forth under Items 3, 4 and 5, and the agreements set forth as Exhibits 99.10, 99.11 and 99.12 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
99.1	Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise on August 10, 2005).

99.2	First Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed by Enterprise on January 3, 2008).

99.3	Second Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of April 14, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise on April 16, 2008).

99.4	Third Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of November 6, 2008 (incorporated by reference to Exhibit 3.5 to Form 10-Q filed by Enterprise on November 10, 2008).

99.5	Fourth Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of October 26, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by Enterprise on October 28, 2009).

99.6	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 26, 2008).

99.7	First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009)

99.8	Agreement of Limited Partnership of EPCO Unit L.P. dated November 13, 2008 (incorporated by reference to Exhibit 10.5 to Form 8-K filed November 18, 2008)

99.9	First Amendment to Agreement of Limited Partnership of EPCO Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009).

99.10	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndicate Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.11	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.12	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc. as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.13	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.14	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.15	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.16	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.17*	Joint Filing Agreement among the Reporting Persons dated May 18, 2010.

*	Filed herewith

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	RANDA DUNCAN WILLIAMS

	By:	/s/ Randa Duncan Williams

Dated: May 18, 2010	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Randa Duncan Williams

Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann

Richard H. Bachmann
Trustee

Dated: May 18, 2010	The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement

	By:	/s/ Randa Duncan Williams

Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann

Richard H. Bachmann
Trustee
Enterprise Products Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	The ESTATE of DAN L. DUNCAN

	By:	/s/ Randa Duncan Williams

Randa Duncan Williams
Independent Co-Executor

/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham
Independent Co-Executor

/s/ Richard H. Bachmann

Richard H. Bachmann
Independent Co-Executor

Dated: May 18, 2010	DFI DELAWARE GENERAL, LLC

	By:	/s/ Darryl E. Smith

Darryl E. Smith
Manager

Dated: May 18, 2010	DFI DELAWARE HOLDINGS L.P.

	By:	DFI Delaware General, LLC,
its general partner

	By:	/s/ Darryl E. Smith

Darryl E. Smith
Manager

Dated: May 18, 2010	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Darryl E. Smith

Darryl E. Smith
Treasurer

Dated: May 18, 2010	EPCO HOLDINGS, INC.

	By:	/s/ W. Randall Fowler

W. Randall Fowler
President and Chief Executive Officer

Dated: May 18, 2010	EPCO/FANTOME, LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
President and Chief Executive Officer
Enterprise Products Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
President and Chief Executive Officer

Dated: May 18, 2010	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	DFI HOLDINGS, LLC

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	DFI GP HOLDINGS, L.P.

	By:	DFI HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	EPE HOLDINGS, LLC

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary
Enterprise Products Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	ENTERPRISE GP HOLDINGS L.P.

	By:	EPE HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer
Enterprise Products Partners LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of EPE Holdings, LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC

Michael A. Creel	Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc.,; President, CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	Chief Financial Officer and Director;

President, CEO and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC

Appendix A - 1

Name	Position with EPCO, Other Present Principal Occupation
Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A - 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director;

Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC, and EPE Holdings, LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO; President, CEO and Director of Enterprise Products GP, LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO.

Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President – Client Services of CSC Entity Services, LLC

Appendix A - 5

INFORMATION CONCERNING THE MANAGERS
OF
DFI DELAWARE GENERAL, LLC
     Managers of DFI Delaware General, LLC (“DFIDG”). Set forth below is the name, current business address, citizenship, position with DFIDG and the present principal occupation or employment of each manager of DFIDG. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFIDG, Other Present Principal Occupation
Brian T. Harrison	Manager

Kari L. Johnson	Manager

Darryl E. Smith	Manager

Appendix A - 6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO; and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 7

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Chairman of EPCO

Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary;

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC, Director of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer;

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC, Director and President and Chief Executive Officer of DEP Holdings, LLC; Director, Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC; Chief Financial Officer and Director of EPCO, President and Chief Executive Officer of EPCO Holdings, Inc.

Ralph S. Cunningham	Director, President and Chief Executive Officer;

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Vice Chairman of EPCO

O.S. Andras	Director

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Michael A. Creel	Director;

President and CEO and Director of Enterprise Products GP, LLC, Director of EPCO

A. James Teague	Director;

Executive Vice President and Director of Enterprise Products GP, LLC

Appendix A - 8

Name	Position with EPE GP; Other Present Principal Occupation
William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO

Appendix A - 9

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 10

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A - 11